 NEWS RELEASE

YAMANA PROVIDES DRILLING UPDATE AT AMELIA INES AND MAGDALENA DEPOSITS AT GUALCAMAYO, ARGENTINA

Toronto, Ontario, May 24, 2007 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE (AIM): YAU) today announced the most recent results from the ongoing exploration program at its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. A total of five diamond drill holes (including infill and exploration holes) were recently completed at the Amelia Ines and Magdalena satellite deposits located approximately 1.0 km and 1.5 km northwest, respectively, of the main Quebrada Del Diablo (QDD) resource area (see attached Figures 1 and 2).

Yamana intends to complete a feasibility study for QDD by the end of June followed by an update for Amelia Ines and Magdalena by the end of September. The feasibility study in June will relate only to QDD although it will contemplate a scale and size of operations anticipating significant production from Amelia Ines and Magdalena after start-up at QDD in mid-2008. Proven and probable reserve estimates and mine plan in the main feasibility study will relate only to QDD and the update in September will relate to the two satellite deposits.

The Amelia Ines and Magdalena deposits are hosted within fractured and brecciated marbles similar to the QDD deposit and a skarn breccia. The last resource estimates for the Amelia Ines and Magdalena deposits were completed in 2004, and are shown in the table below:

Mineral Deposit	Resource Category	Tonnes	Grade	Contained
		(000`s)	Au (gpt)	Ounces Au
				(000`s)
Amelia Ines	Measured	203	3.12	20
	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	383	1.95	24
Magdalena	Inferred	2,526	1.87	151
Table taken from previously published 43-101 report; Update on Resources, Gualcamayo Gold Project, December 2004, Geosim Services Inc.

Of the five diamond drill holes recently completed, certain holes were drilled to upgrade inferred resources to a measured and indicated status and others were drilled to test the down plunge extent of the mineralization at both deposits which remains open-ended. Drilling results were extremely successful, as shown in the following drill intercepts (all intercepts are core length):

Magdalena

•	Hole QD-400 intersected 4.90 gpt Au over 149.15 m from 0 to 149.15 m, including 30.51 gpt Au over 12.80 m from 80.90 m to 93.70 m
•	Hole QD-403 intersected 6.61 gpt Au over 45.22 m from 67.18 m to 112.4 m, including 13.91 gpt Au over 19.64 m from 90.76 m to 110.4 m
•	Hole QD-399 intersected 10.00 gpt Au over 21.50 m from 39.70 m to 61.20 m, including 15.21 gpt Au over 7.21 m from 47.65 m to 54.86 m

Amelia Ines

•	Hole QD-389 intersected 2.65 gpt Au over 78.67 m from 97.70 to 176.37 m, including 4.64 gpt Au over 25.75 m from 99.85 m to 125.60 m
•	Hole QD-397 intersected 2.58 gpt Au over 63.96 m from 47.50 m to 111.46 m, including 9.33 gpt Au over 12.30 m from 74.00 m to 86.30 m

The holes at Magdalena show potential to upgrade the majority of the inferred resource to a measured and indicated status at a significantly higher grade and to expand the limits of the deposit. Of particular interest are holes QD-400 and QD-403. The high grade intercept of 30.51 gpt Au over 12.8 m correlates with a steep, northwest plunging, marble and skarn breccia zone. This same zone was intersected a further 120 m down plunge to the north in QD-403, returning 6.61 gpt Au over 45.22 m and remains open to the northwest.

At Amelia Ines, hole QD-389 was drilled to test the southern margin of the deposit and returned 2.65 gpt Au over 78.7 m in largely oxidized marble breccias. This intersection lies outside the current model, remains open to the southwest and may represent the faulted offset of the feeder structure for the deposit.

Additional drilling is currently underway at both Amelia Ines and Magdalena to convert inferred resources to measured and indicated status and expand their open ended, down plunge potential. A resource update and metallurgical column testwork is expected to form the basis of the update to the feasibility study for these deposits.

The drilling results and open ended potential at Magdalena and Amelia Ines show potential to expand the global resource base at Gualcamayo at higher grades and significantly improve the project economics. These results suggest the following benefits:

•	Allows Yamana to oversize the plant and operations as part of the main QDD feasibility study, while Amelia Ines and Magdalena continue to be studied;
•	Suggests a larger, higher-grade ore body for Amelia Ines and Magdalena;
•	Provides additional options that include milling of higher-grade ore from Amelia Ines and Magdalena which would ultimately benefit the QDD Lower West targeted underground zone;
•	Extension holes between Amelia Ines and Magdalena suggest that what were considered two separate ore bodies may tie together; and
•	Extension holes at Amelia Ines toward QDD Lower West zone and at Magdalena toward the north and southeast suggest that the ore bodies are open and may be larger than currently anticipated.

Representative maps (Figures 1 and 2) are attached for reference.

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers S.A. for fire assay and ICP analysis, an ISO-9001:2000 certified lab, in Mendoza, Argentina. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in its Santiago, Chile facility.

Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:
Peter Marrone	Jodi Peake
Chairman & Chief Executive Officer	Director, Investor Relations
(416) 815-0220	(416)815-0220
E-mail: investor@yamana.com	Email: investor@yamana.com
www.yamana.com	www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Figure 1

Figure 2